UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WISeKey International Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.01 per share

Class B ordinary shares, par value CHF 0.05 per share

(Title of Class of Securities)

97727L200**

(CUSIP Number)

Carlos Moreira

c/o

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares of the Issuer, each representing five Class B ordinary shares. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97727L200	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Moreira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,508,733 Class A ordinary shares 953,179 Class B ordinary shares (subject to the Securities Lending Agreement described in Item 6)
	8	SHARED VOTING POWER 66,000 Class B ordinary shares
	9	SOLE DISPOSITIVE POWER 38,508,733 Class A ordinary shares 953,179 Class B ordinary shares (subject to the Securities Lending Agreement described in Item 6)
	10	SHARED DISPOSITIVE POWER 66,000 Class B ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,508,733 Class A ordinary shares 1,019,179 Class B ordinary shares (subject to the Securities Lending Agreement described in Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.2% of the Class A ordinary shares 3.5% of the Class B ordinary shares (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 40,021,988 Class A ordinary shares and (ii) 30,789,624 Class B ordinary shares of the Issuer actually issued and outstanding as of January 27, 2020.

CUSIP No. 97727L200	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on January 27, 2020 (the “Original Schedule 13D”) to report that, (i) pursuant to the Securities Lending Agreement (defined herein and more fully described in Item 6 below), the Reporting Person agreed to make available on loan the Ordinary Shares reported herein and (ii) to report 66,000 Class B ordinary shares (22,000 of which are in the form of options to purchase Class B ordinary shares) held by immediate family members, which were inadvertently omitted from the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)	As of the date hereof, Mr. Moreira beneficially owned: (i) 38,508,733 Class A ordinary shares, representing 96.2% of the actually issued and outstanding Class A ordinary shares and (ii) 953,179 Class B ordinary shares held directly by Mr. Moreira (all of which are subject to the Securities Lending Agreement described in Item 6 below), 44,000 Class B ordinary shares held indirectly by Mr. Moreira by virtue of those shares being held by immediate family members of Mr. Moreira, and 22,000 Class B ordinary shares held indirectly by Mr. Moreira issuable pursuant to options held by immediate family members of Mr. Moreira that are immediately exercisable, representing 3.5% of the actually issued and outstanding Class B ordinary shares. Each Class A ordinary share and Class B ordinary share is entitled to one vote per share.

(b)	As of the date hereof, the number of Ordinary Shares that are beneficially owned by Mr. Moreira as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

a.	sole power to vote or to direct the vote:

(i) 38,508,733 Class A ordinary shares; and (ii) 953,179 Class B ordinary shares (all of which are subject to the Securities Lending Agreement described in Item 6 below)

b.	shared power to vote or to direct the vote: 66,000 Class B ordinary shares (22,000 of which are in the form of options to purchase Class B ordinary shares)

c.	sole power to dispose or to direct the disposition:

(i) 38,508,733 Class A ordinary shares; and (ii) 953,179 Class B ordinary shares (all of which are subject to the Securities Lending Agreement described in Item 6 below)

d.	shared power to dispose or to direct the disposition: 66,000 Class B ordinary shares (22,000 of which are in the form of options to purchase Class B ordinary shares)

(c)	Except as set forth in this Schedule 13D, Mr. Moreira has not effected any transactions with respect to the Ordinary Shares of the Issuer within the last 60 days.

(d)	No person is known to Mr. Moreira to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule13D.

(e)	Not applicable.

CUSIP No. 97727L200	13D	Page 4 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated as follows:

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

WISeKey Employee Share Option Plan, Option Agreement and Reconfirmation Agreement

The options granted to Mr. Moreira are governed by the terms of the WISeKey Employee Share Option Plan, dated September 29, 2016 and the Option Agreement dated September 27, 2019. The terms of such agreements are incorporated by reference herein. The Option Agreement provides that 693,184 options were granted to Mr. Moreira, each giving the right to one Class B ordinary share at CHF 0.05 per share. The options are fully vested and exercisable immediately, up until September 26, 2026. The Option Agreement states that the options may be exercised immediately but the Class B ordinary shares obtained cannot be sold immediately: 235,682 Class B ordinary shares can be sold beginning on December 3, 2020; 228,751 Class B ordinary shares can be sold beginning on December 3, 2021; and 228,751 Class B ordinary shares can be sold beginning on December 03, 2022. On January 16, 2020, Mr. Moreira exercised all 693,184 options.

Each of the holders of our Class A ordinary shares (including Mr. Moreira) has signed a shareholder agreement with the Issuer pursuant to the terms of which the holder of the Class A ordinary shares undertakes (i) not to create or permit the creation of any encumbrances over the Class A ordinary shares, and (ii) not to transfer the Class A ordinary shares except to a “permitted transferee” (which is defined to include certain family members and affiliates) of the shareholder who in turn agree to be bound by the shareholder agreement or to sign a new shareholder agreement with the Class A ordinary shares. In addition, the holder of the Class A ordinary shares has the right to request the Issuer to convert the Class A ordinary shares into Class B ordinary shares (by putting the requested conversion on the agenda of the next annual meeting of the Issuer’s shareholders). The conversion of Class A ordinary shares into Class B ordinary shares is subject to approval by the Issuer’s shareholders holding Class A ordinary shares and Class B ordinary shares. The holders of Class A ordinary shares who have signed the shareholder agreement have undertaken to vote in favor of requests for conversions of Class A ordinary shares into Class B ordinary shares. Upon conversion, each five (5) Class A ordinary shares are converted into one (1) Class B ordinary share. Once Class A ordinary shares are converted into Class B ordinary shares, such Class B ordinary shares are no longer subject to the restrictions of the shareholder agreement and may be transferred on the same terms as other Class B ordinary shares. Mr. Moreira’s Class A ordinary shares are governed by the terms of a Reconfirmation Agreement with the Issuer dated January 24, 2020. The terms of such agreement are incorporated by reference herein.

Securities Lending Agreement

Mr. Moreira entered into a Securities Lending Agreement, dated as of June 17, 2019, as supplemented on August 2, 2019 and as further supplemented with the Side Letter dated March 3, 2020 with UBS Switzerland AG (“UBS”) (the “Securities Lending Agreement”) pursuant to which Mr. Moreira has agreed to make available for loan to UBS all lendable securities he holds in a custody account at UBS. Mr. Moreira may demand UBS return the loaned securities at any time. Under the terms of the Securities Lending Agreement, the legal ownership of the securities (including rights connected therewith) and claims arising from the securities pass to UBS upon lending and Mr. Moreira retains all indicia of beneficial ownership of the securities during the loan period. A copy of the Securities Lending Agreement is attached hereto as Exhibit 4 and incorporated herein by reference thereto in response to this Item 6.

CUSIP No. 97727L200	13D	Page 5 of 6 Pages

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1: Option Agreement between WISeKey International Holding AG and Carlos Moreira, dated September 27, 2019 (Previously filed)

Exhibit 2: WISeKey Employee Share Option Plan, dated September 29, 2016 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form 20-F filed November 08, 2019)

Exhibit 3: Reconfirmation Agreement between WISeKey International Holding AG and Carlos Moreira, dated January 24, 2020 (Previously filed)

Exhibit 4: Securities Lending Agreement, dated June 17, 2019 between UBS Switzerland AG, as supplemented on August 2, 2019, and as further supplemented with the Side Letter dated March 3, 2020

CUSIP No. 97727L200	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Carlos Moreira Name: Carlos Moreira

Date: March 5, 2020